Exhibit 2.7

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Maudore Minerals Ltd. (“Maudore” or the “Company”)
2000, rue Peel, Suite 620,
Montréal, Québec,
Canada H3A 2W5

Item 2.	Date of Material Change

March 22, 2013

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on March 23, 2013 through Canada Newswire and a copy was filed on SEDAR.

Item 4.	Summary of Material Change

On March 22, 2013, Maudore completed a series of significant transactions including its acquisition of all of the outstanding shares and intercompany debt of NAP Quebec Mines Ltd. (“NAP Quebec”) in accordance with a Purchase Agreement entered into on March 22, 2013 (the “Purchase Agreement”) between Maudore and North American Palladium Ltd. (“NAP”). As a result of its acquisition of NAP Quebec, Maudore has also acquired all of NAP’s Quebec-based gold assets, including the Sleeping Giant Mill and an adjacent Tailings Facility.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Acquisition of NAP Quebec

On March 22, 2013, Maudore acquired all of the outstanding shares and intercompany debt of NAP Quebec in accordance with the Purchase Agreement. In consideration for all of the shares and intercompany debt of NAP Quebec, Maudore has paid to NAP a cash consideration of $18 million, which has been funded through the $22 million credit facility described below, and has issued to NAP 1,500,000 common shares of Maudore. These common shares will be subject to a four-month hold period in accordance with Canadian securities laws. Neither NAP, NAP Quebec nor any of their insiders will become an insider of Maudore as a result of the acquisition. The TSX Venture Exchange (the “TSXV”) has approved the acquisition.

$22 Million Credit Facility

The $18 million purchase price for the shares and intercompany debt of NAP Quebec is fully funded by a senior secured credit facility in the amount of $22 million provided to Maudore by FBC Holdings Sarl (“FBC”), an arm’s length party, on March 22, 2013 (the “Credit Facility”). The Credit Facility bears interest at the rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the Credit Facility, Maudore has granted to FBC a first-ranking charge over all of its and its subsidiaries’ present and future personal property and material real property, including specified mining rights.

In consideration of the commitment made by FBC under the Credit Facility and in lieu of further structuring fees, Maudore has issued to FBC 1,760,000 common shares of Maudore and 880,000 common share purchase warrants. Each warrant shall entitle FBC to subscribe for one common share during a period of two years following the date of its issuance, at a price equal to $1.08, being the closing price of common shares of Maudore on the TSXV on March 22, 2013. The foregoing securities will be subject to a four-month hold period in accordance with Canadian securities laws. The TSXV has approved the issuance of the common shares and warrants to FBC.

Equity Private Placement of Up to $25 Million

Maudore intends to proceed with a private placement of units on a “best efforts” basis for gross proceeds of up to $25 million (the “Private Placement”), at a price per unit to be determined in the context of the market, subject to TSXV requirements. Each unit shall be comprised of one common share of Maudore and one-half of a common share purchase warrant. Each whole warrant shall entitle its holder to subscribe for one common share during a period of two years following the date of its issuance, at a price to be determined in the context of the market, subject to TSXV requirements. The securities issued under the Private Placement will be subject to a four-month hold period in accordance with Canadian securities laws. The net proceeds of the Private Placement shall be used to explore, develop and expand existing projects and operations, to fund corporate activities with respect to growth initiatives, and for other general and corporate purposes.

A total of $13 million has been committed to the Private Placement by certain investors, including FBC for the amount of $5 million and the following related parties to Maudore (the “Related Parties”) for the following amounts:

•	Approximately $4 million by City Securities Ltd., a corporation owned by Mr. Seager Rex Harbour, a shareholder of Maudore who controls or directs more than 10% of the total issued and outstanding common shares of Maudore; and

•	Approximately $1 million by Kevin Tomlinson, the Chairman and CEO of Maudore.

This portion of the Private Placement is expected to close on or about April 11, 2013, subject to the receipt of all requisite regulatory approvals.

The Company has retained GMP Securities L.P. to act as its lead agent, together with a syndicate of agents, including Clarus Securities Inc. and Mirabaud Securities LLP, in connection with the Private Placement.

The Private Placement to the Related Parties shall constitute a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), which is incorporated into TSXV Policy 5.9. In its consideration and approval of the Private Placement, the board of directors of Maudore determined that the Private Placement to the Related Parties will be exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis that the fair market value of the Private Placement to the Related Parties is not expected to exceed 25% of the market capitalization of Maudore, in accordance with sections 5.5 and 5.7 of MI 61-101.

Private Placement of Convertible Note of up to $2 Million

Maudore may determine to proceed as well with the issuance of up to $2 million in aggregate principal amount of convertible secured notes by way of a private placement, the terms of which would be determined in the context of the market, subject to TSXV requirements. If such were to occur, FBC has committed to subscribe for the entire amount of the placement.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of Maudore who is knowledgeable of the material change and this report is:

Kevin Tomlinson, Chairman & CEO at: (514) 439-0990.

Item 9.	Date of Report

March 28, 2013